SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 3)*
                      International Dispensing Corporation
                      ------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   459407 10 2
                                   -----------
                                 (CUSIP Number)

                              Martin R. Bring, Esq.
                    Wolf, Block, Schorr and Solis-Cohen LLP
                                 250 Park Avenue
                            New York, New York 10177
                             Tel. No. (212) 986-1116
                             -----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 1999
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 8 Pages)

--------
  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 459407 10 2                                         Page 2 of 8 Pages


1    NAME OF REPORTING PERSON S.S.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gregory B. Abbott

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     2,802,260

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     2,802,260

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,802,260

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.8%

14   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    This Statement on Schedule 13D dated January 27, 1998 as amended by Amendment No. 1 dated April 14, 1998 and Amendment No. 2 dated November 3, 1999, filed by Gregory B. Abbott (the "Reporting Person") is further amended as follows:

Item 3 is amended by adding the following to the end thereof:

"ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    On December 15, 1999 the Reporting Person purchased 49.5 shares of the Company's Preferred Stock for an aggregate purchase price of $99,000 which amount was paid with the Reporting Person's personal funds. The Preferred Stock is immediately convertible into Common Stock initially at the rate of one share of Common Stock for each $.22 in liquidation value of the Preferred Stock converted. The conversion rate is subject to adjustment in certain circumstances."

Item 4 is amended to read in its entirety as follows:

"ITEM 4.          PURPOSE OF TRANSACTION

    The Reporting Person acquired the Common Stock and Preferred Stock for investment purposes only. The Reporting Person purchased the Preferred Stock from the Company on October 25, 1999 and December 15, 1999 pursuant to a Preferred Stock Subscription Agreement dated as of September 23, 1999 among the Company and certain investors, including the Reporting Person (collectively, the "Investors"), as amended by Amendment No. 1 thereto, dated as of October 25, 1999 and Amendment No. 2 thereto, dated December 15, 1999 (collectively, the "Subscription Agreement").

    The Subscription Agreement provides that the Investors agree to purchase an aggregate of 1,000 shares of Preferred Stock at an initial closing and one or more subsequent closings to be scheduled by the Company subject to the satisfaction of certain conditions. The Company sold to the Investors an aggregate of 350 shares of Preferred Stock at the initial closing and an additional 210 Shares of Preferred Stock on December 15, 1999. The Reporting Person has committed to purchase approximately 39.3% of the shares of Preferred Stock to be sold at subsequent closings (approximately 172.9 additional shares of Preferred Stock for an aggregate purchase price of $345,800 if the maximum number of shares of Preferred Stock are sold pursuant to the Subscription Agreement). However, any Investor may terminate his commitment to purchase additional shares upon notice to the Company and no Investor has the obligation to purchase any shares of Preferred Stock after August 31, 2000.

    The holders of Preferred Stock are entitled to receive cumulative dividends at the rate of 12% per year. In the discretion of the Company, the dividends may be paid in cash, in additional shares of Preferred Stock or any combination of the foregoing. The holders of Preferred Stock, voting as a separate class, are entitled to elect one director of the Company. In addition, the holders of Preferred Stock are entitled to vote on all matters (including elections of directors) together with the holders of the Common Stock with each share of Preferred Stock having the number of votes equal to the number of whole and fractional shares of Common Stock into which such share is then convertible (as of the date hereof each share of Preferred Stock would have approximately 9,091 votes).

    Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

                       (Continued on the following pages)

                               (Page 3 of 8 Pages)

    (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

    (b)   An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

    (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

    (e) Any material change in the present capitalization or dividend policy of the Company;

    (f) Any other material change in the Company's business or corporate structure;

    (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

    (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

    (j)   Any action similar to any of those enumerated above.

Item 5 is amended to read in its entirety as follows:

"ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 2,802,260 shares of the Company's Common Stock which represents approximately 24.8% of the Company's outstanding Common Stock.

         (b) The Reporting Person has sole voting and investment power with respect to the 2,802,260 shares of Common Stock referred to herein.

         (c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Person except that on December 15, 1999, the Reporting Person purchased directly from the Company 49.5 shares of Preferred Stock at a price of $2,000 per share. Such shares of Preferred Stock are currently convertible into 450,000 shares of Common Stock.

                       (Continued on the following pages)

                               (Page 4 of 8 Pages)

         (d) Not applicable.

         (e)  Not applicable."

Item 6 is amended in its entirety to read as follows:

"ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The Reporting Person has agreed not to sell, convey, pledge or otherwise transfer the 367,927 shares of Common Stock purchased by him on January 27, 1998 for a period of at least two years.

    Pursuant to the Subscription Agreement, the Reporting Person has agreed, subject to the satisfaction by the Company of certain conditions and the right of the Reporting Person to terminate his commitment, to purchase up to an additional 172.9 shares of Preferred Stock for an aggregate purchase price of approximately $345,800. See Item 4, herein."

Item 7 is amended by adding the following:

"ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

    4.   Amendment  No.  2,  dated   December  15,  1999   to  Preferred   Stock
         Subscription Agreement between the Company and the Investors."














                       (Continued on the following pages)

                               (Page 5 of 8 Pages)

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                          January 4, 2000
                                                          ----------------
                                                               (Date)

                                                          /s/ Gregory B. Abbott
                                                          --------------------
                                                             Gregory B. Abbott











                       (Continued on the following pages)

                               (Page 6 of 8 Pages)

                                    Exhibit 4


                                                 December 15, 1999

International Dispensing Corporation
2500 Westchester Avenue, Suite 304
Purchase, New York 10574

Gentlemen:

         Reference is made to the Preferred Stock Subscription Agreement dated as of September 23, 1999 and Amendment No. 1 thereto, dated as of October 25, 1999 by and among Gregory B. Abbott ("Gregory Abbott"), George Kriste ("Kriste"), Louis A. Simpson ("Simpson"), Gary Allanson ("Allanson") and International Dispensing Corporation (the "Company")(collectively, the "Purchase Agreement"). Unless otherwise defined herein, capitalized terms used herein have the meanings ascribed to them in the Purchase Agreement.

         This will confirm the agreement of the undersigned and the Company as follows:

         George Abbott whose address is 10 Rockefeller Plaza, Suite 604, New York, New York 10020, hereby agrees to become a party to the Purchase Agreement as an Investor and, by his signature below, shall as of the date hereof be deemed to have made all of the representations and agreements made by each Investor in the Purchase Agreement as if he were an original signatory thereof.

         The Investors hereby agree to purchase on the date hereof the number of additional Shares of Preferred Stock set forth opposite their names below for the purchase price set forth opposite their names, all in accordance with the terms and conditions of the Purchase Agreement. The purchase price shall be paid by wire transfer on the date hereof to the Company's bank account of immediately available funds pursuant to wire transfer instructions previously given to each of the Investors.

                              Shares of Preferred
Name of Investor                Stock Purchased                   Purchase Price
----------------                ---------------                   --------------
Gregory Abbott                        49.5                           $99,000
Kriste                                49.5                           $99,000
Simpson                               49.5                           $99,000
Allanson                              12                             $24,000
George Abbott                         49.5                           $99,000


         Each   Investor   reaffirms   as  of  the  date   hereof   all  of  the
representations and agreements made by such Investor in the Purchase Agreement.

International Dispensing Corporation
December 15, 1999
Page 2

         The Company reaffirms as of the date hereof all of the representations made by the Company in the Purchase Agreement, except that as of the date hereof, prior to the purchases being made hereby, an aggregate of 350 Shares of Preferred Stock are issued and outstanding.

                                                        Very truly yours,


                                                        /s/ Gregory Abbott
                                                        ------------------------
                                                        Gregory Abbott

                                                        /s/ George Kriste
                                                        ------------------------
                                                        George Kriste

                                                        /s/ Louis A. Simpson
                                                        ------------------------
                                                        Louis A. Simpson

                                                        /s/ Gary Allanson
                                                        ------------------------
                                                        Gary Allanson

                                                        /s/ Gregory Abbott
                                                        ------------------------
                                                        Gregory Abbott



AGREED TO:

INTERNATIONAL DISPENSING
  CORPORATION

By: /s/ Gary Allanson
    -----------------
    Gary Allanson
    President